THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION IN WHICH SUCH PUBLICATION RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL

20 June 2011

Allied Gold Limited

("Allied Gold" or the "Company")

NOTIFICATION OF COURT APPROVAL OF SCHEMES, SCHEMES BECOMING EFFECTIVE AND REVISED INDICATIVE TIMETABLE FOR IMPLIMENTATION OF SCHEMES

Court Order

Further to the announcements released by Allied Gold on 4 May 2011, 6 May 2011, 31 May 2011, 1 June 2011 and 6 June 2011 Allied Gold is pleased to announce, that the Share and Option Schemes ("Schemes") were approved by the Supreme Court of Queensland ("Court") earlier today, Monday, 20 June 2011, subject to certain existing conditions.

The approval of the Court follows the approval by Allied Gold shareholders and Allied Gold optionholders of the Schemes at Scheme Meetings held on Monday, 6 June 2011.

Allied Gold also advises that it has today, Monday, 20 June 2011, lodged with ASIC a copy of the Court orders approving the Schemes.

A copy of the Court orders are attached to this release.

Arrangements regarding the Company's trading on the ASX

As a consequence of the approval of the Schemes, trading in Allied Gold shares on the ASX is expected to be suspended following the close of trading today and is expected to remain in place until the Company's shares are delisted from trading on the ASX which is scheduled to occur on or around 30 June 2011. Trading in the Company's shares on AIM and the TSX will continue.

Revised Scheme Timetable

Further to the announcement by Allied Gold on 1 June 2011 advising that the Scheme Record Date had been changed to Monday, 27 June 2011, Allied Gold further advises that Allied Gold and Allied Gold Mining PLC have entered into a further agreement with each other to change the Implementation Date to Thursday, 30 June 2011. The agreement to change the Implementation Date was necessary to accommodate the earlier change in the Scheme Record Date. The change was also necessary as the Scheme documentation contemplated that the Implementation Date would be 2 Business Days after the Scheme Record Date (unless otherwise agreed between Allied Gold and Allied Gold Mining PLC). The indicative timetable of the expected key dates for completion of Scheme matters set out in the Scheme documentation has been adjusted to accommodate the change to the Scheme Record Date. A revised indicative table of the expected key dates for completion of the Schemes is set out below.

Timetable

Effective Date **20 June 2011**

- Court order lodged with ASIC and advised to ASX
- Allied Gold shares suspended from trading on ASX from close of trading

Trading **21 June 2011**

- Deferred trading of CDI's of Allied Gold Mining PLC commences on ASX

Record Date **27 June 2010**

- For determination of entitlements under Schemes

Scheme Implementation Date **30 June 2010**

- Payment of consideration under Schemes
- Allied Gold shareholders on the Australian register will receive 1 Allied Gold Mining PLC CDI for every 6 Allied Gold shares they hold as at the Scheme Record Date.

Despatch Date **4 July 2011**

- Date for despatch of certificates to Eligible Scheme Shareholders for Allied Gold Mining PLC Shares, confirmation of issue to Eligible (CDI) Scheme Members, CREST accounts credited and option certificates to Allied Gold Optionholders for Allied Gold Mining PLC Options.

Normal Trading **5 July 2011**

- Normal trading of CDI's of Allied Gold Mining PLC commences on ASX

Further details in relation to the Schemes and implementation are set out in the Scheme documents available on Allied Gold's website, www.alliedgold.com.au.

Further information on the Company is set out in the prospectus that was published on Friday, 17 June, which is available for inspection on the Company's website at: http://www.alliedgold.com.au

Capitalised terms used, but not otherwise defined in this announcement have the same meanings as set out in the Allied Gold's announcement of 4 May 2011 with RNS number 8920F and the Scheme documents.

For further information please contact:

Allied Gold Limited

Australia – Simon Jemison – Investor and Media +61-418-853-922

Canada – Rebecca Greco – Investor Relations +1 416-839-8610

London – David Simonson – C/. MerlinPR + 44(0) 20 7736 8400

Beaumont Cornish Limited (Allied Gold's nominated adviser)
Roland Cornish - +44 (0) 207 628 3396

RBC Capital Markets (Allied Gold's sponsor)
+44 (0) 207 653 4000

Stephen Foss
Matthew Coakes
Daniel Conti

Authorised for release

20 June 2011
Peter Torre
Company Secretary